NEWS RELEASE
FOR IMMEDIATE RELEASE

                                AMERICAN STANDARD
                        ANNOUNCES RETIREMENT OF DIRECTOR

         Piscataway, NJ - October 29, 1999 - American Standard Companies Inc. (NYSE:ASD) today announced that Mr. Joseph S. Schuchert has informed the Company of his decision to retire now from his service on the Board of Directors. He has been a Director for more than ten years since leading the Company's leveraged buy-out in 1988 and will reach the age of 71 this December. With the Board's recent election of a new Chairman and Chief Executive Officer, Mr. Schuchert decided it would be timely to leave the Board and expressed his confidence that the Company is well positioned to enter a new phase of its development.

AMERICAN STANDARD IS A $7 BILLION GLOBAL, DIVERSIFIED MANUFACTURER OF TRANE(R) AND AMERICAN STANDARD(R) air conditioning products, AMERICAN STANDARD(R), IDEAL STANDARD(R), STANDARD(R) , PORCHER(R), ARMITAGE SHANKS(R) AND DOLOMITE(R) PLUMBING PRODUCTS, WABCO(R) commercial and UTILITY VEHICLE BRAKING AND CONTROL SYSTEMS, COPALIS(R) and Pylori-Chek (TM) medical diagnostic systems and DiaSorin(TM) medical diagnostic products. The company operates 116 manufacturing facilities in 33 countries and employs approximately 57,000 people worldwide.

For Further Information Contact:
Ray Pipes (732) 980-6095 or
Lisa Glover (732) 980-6048

THE  LATEST  NEWS   RELEASE   AND   CORPORATE   INFORMATION   CAN  BE  HEARD  ON
1-888-ASD-NEWS. ADDITIONAL INFORMATION ON AMERICAN STANDARD IS AVAILABLE ON THE COMPANY'S WORLDWIDE WEB SITE AT HTTP://WWW.AMERICANSTANDARD.COM